EXHIBIT 99.01

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2004, 2003, and 2002

(in thousands)

	Balance at Beginning of	Charged to Costs and			Write-offs Net of	Balance at End of
	Year	Expenses	Other		Recoveries	Year
Allowance for Doubtful Accounts
2004	$5,377	$340	$367	(3)	$4,685	$1,399
2003	10,698	2,248	—		7,569	5,377
2002	24,225	5,115	—		18,642	10,698
Valuation Allowance for Deferred Tax Assets
2004	$422,303	$(43,112)			—	$379,191
2003	348,793	73,510			—	422,303
2002	323,619	(28,137)	53,311	(1)(2)	—	348,793

(1)	Balances acquired from acquisitions.

(2)	Balances will be credited to equity upon reduction of valuation allowances.

(3)	Charges to Discontinued Operations in 2004

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